SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

DAKOTA GROWERS PASTA COMPANY, INC.

(Name of Subject Company (Issuer))

DAKOTA GROWERS PASTA COMPANY, INC.

(Name of Filing Persons (Issuer))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

23422P 10 6

(CUSIP Number of Class of Securities)

Timothy J. Dodd	With a Copy to:
President and Chief Executive Officer
Dakota Growers Pasta Company, Inc.	Ronald D. McFall, Esq.
One Pasta Avenue	Lindquist & Vennum P.L.L.P.
Carrington, North Dakota 58421	4200 IDS Center
(701) 652-2855	80 South 8th Street
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))	Minneapolis MN 55402 (612) 371-3211

CALCULATION OF FILING FEE:

Transaction Value*	Amount of Filing Fee*

*Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO relates to a pre-commencement communication in connection with an offer by Dakota Growers Pasta Company, Inc., a North Dakota corporation (the “Company”), to purchase up to approximately 4,000,000 shares of Dakota Growers Pasta’s common stock, $0.01 par value per share, including the associated rights to purchase preferred shares issued under the Amended and Restated Share Rights Agreement, dated as of April 19, 2002, by and among the Company, formerly Dakota Growers Restructuring Company, Inc., and Wells Fargo Bank Minnesota, National Association, as Rights Agent, at a price of $10.00 per share, net to the seller in cash without interest thereon, as set forth in the press release attached as Exhibit (a)(5)(A). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The Company has not commenced the offer that is referred to in this communication.  If the Company commences such an offer, the Company will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents. If the Company commences such an offer, shareholders are strongly encouraged to carefully read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits, along with all other documents that the Company is required to file with the Securities and Exchange Commission, will be available without charge at the Securities and Exchange Commission web site at www.sec.gov and by calling Edward O. Irion, the Company’s Chief Financial Officer, at (701) 652-2855. In addition, such documents will be delivered without charge to all shareholders of the Company.

Item 12.	Exhibits.

(a)(5)(A)	Press Release dated January 5, 2007 issued by Dakota Growers Pasta Company, Inc.

Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.